UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Williams-Sonoma, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

969904101

(CUSIP Number)

September 21, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 969904101	13G	Page 1 of 10

1	NAMES OF REPORTING PERSONS Green Equity Investors IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,212,015 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,212,015 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,212,015 shares of Common Stock
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11

 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.0% beneficial ownership of the shares of the Common Stock (based on 64,144,950 shares of Common Stock outstanding as of August 27, 2023, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on September 1, 2023).

12	TYPE OF REPORTING PERSON PN

CUSIP No. 969904101	13G	Page 2 of 10

1	NAMES OF REPORTING PERSONS Green Equity Investors Side IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,212,015 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,212,015 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,212,015 shares of Common Stock
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11

 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.0% beneficial ownership of the shares of the Common Stock (based on 64,144,950 shares of Common Stock outstanding as of August 27, 2023, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on September 1, 2023).

12	TYPE OF REPORTING PERSON PN

CUSIP No. 969904101	13G	Page 3 of 10

1	NAMES OF REPORTING PERSONS GEI Capital IX, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,212,015 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,212,015 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,212,015 shares of Common Stock
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11

 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.0% beneficial ownership of the shares of the Common Stock (based on 64,144,950 shares of Common Stock outstanding as of August 27, 2023, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on September 1, 2023).

12	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP No. 969904101	13G	Page 4 of 10

1	NAMES OF REPORTING PERSONS LGP Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,212,015 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,212,015 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,212,015 shares of Common Stock
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11

 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.0% beneficial ownership of the shares of the Common Stock (based on 64,144,950 shares of Common Stock outstanding as of August 27, 2023, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on September 1, 2023).

12	TYPE OF REPORTING PERSON CO

CUSIP No. 969904101	13G	Page 5 of 10

1	NAMES OF REPORTING PERSONS Leonard Green & Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,212,015 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,212,015 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,212,015 shares of Common Stock
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11

 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.0% beneficial ownership of the shares of the Common Stock (based on 64,144,950 shares of Common Stock outstanding as of August 27, 2023, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on September 1, 2023).

12	TYPE OF REPORTING PERSON PN

CUSIP No. 969904101	13G	Page 6 of 10

Item 1.

(a)	Name of Issuer

Williams-Sonoma, Inc. (“Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

3250 Van Ness Avenue

San Francisco, California 94109

Item 2.

(a)	Name of Person(s) Filing:

A.	Green Equity Investors IX, L.P.

B.	Green Equity Investors Side IX, L.P.

C.	GEI Capital IX, LLC

D.	Leonard Green & Partners, L.P.

E.	LGP Management, Inc.

Green Equity Investors IX, L.P., a Delaware limited partnership (“GEI IX”) is the direct owner of 1,274,092 shares of Common Stock of the Issuer (the “GEI IX Shares”). Green Equity Investors Side IX, L.P., a Delaware limited partnership (“GEI Side IX” and together with GEI IX, the “LGP Funds”) is the direct owner of 1,937,923 shares of Common Stock of the Issuer (the “GEI Side IX Shares” and, collectively with the GEI IX Shares, the “Shares”).

GEI Capital IX, LLC, a Delaware limited liability company (“Capital”) is the general partner of GEI IX and GEI Side IX. Leonard Green & Partners, L.P., a Delaware limited partnership (“LGP”) is the management company of GEI IX and GEI Side IX. LGP Management, Inc., a Delaware corporation (“LGPM”) is the general partner of LGP.

Capital, as the general partner of GEI IX and GEI Side IX, LGP, as the manager of GEI IX and GEI Side IX, and LGPM, as the general partner of LGP, directly (whether through ownership or position) or indirectly through one or more intermediaries, may be deemed to share voting and investment power with respect to the Shares. As such, Capital, LGP, and LGPM may be deemed to be the indirect beneficial owners of the Shares.

Each of Capital, LGP, and LGPM disclaims beneficial ownership of the Shares reported herein, except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that the reporting persons are the beneficial owners of such securities for purposes of Section 13(d), Section 13(g), Section 16, or for any other purposes.

(b)	Address of Principal Business Office or, if none, Residence

(A) – (E): 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, CA 90025

(c)	Citizenship

(A) – (E): Delaware

(d)	Title of Class of Securities

This statement relates to the Issuer’s Common Stock, par value $0.01 per share.

(e)	CUSIP Number

969904101

CUSIP No. 969904101	13G	Page 7 of 10

Item 3.

Not applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned:

See response to Item 9 on each cover page.

(b)	Percent of class:

See response to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See response to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See response to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See response to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See response to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

CUSIP No. 969904101	13G	Page 8 of 10

Item 10.	Certifications

By signing the below, each of the Reporting Persons certifies that, to the best of its knowledge and belief, the securities referenced to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 969904101	13G	Page 9 of 10

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of September 22, 2023

Green Equity Investors IX, L.P.
By: GEI Capital IX, LLC, its General Partner

By:	/s/ Andrew Goldberg
Andrew Goldberg
Senior Vice President, General Counsel and Secretary

Green Equity Investors Side IX, L.P.
By: GEI Capital IX, LLC, its General Partner

By:	/s/ Andrew Goldberg
Andrew Goldberg
Senior Vice President, General Counsel and Secretary

GEI Capital IX, LLC

By:	/s/ Andrew Goldberg
Andrew Goldberg
Senior Vice President, General Counsel and Secretary

Leonard Green & Partners, L.P.
By: LGP Management, Inc., its General Partner

By:	/s/ Andrew Goldberg
Andrew Goldberg
Senior Vice President, General Counsel and Secretary

LGP Management, Inc.

By:	/s/ Andrew Goldberg
Andrew Goldberg
Senior Vice President, General Counsel and Secretary

CUSIP No. 969904101	13G	Page 10 of 10

24.1	Power-of-Attorney, dated September 22, 2023
99.1	Joint Filing Agreement, dated September 22, 2023